UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2017

or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission File Number: 001-34190

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HOME BANK PROFIT SHARING 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HOME BANCORP, INC.

503 Kaliste Saloom Road

Lafayette, Louisiana 70508

FORM 11-K – HOME BANK PROFIT SHARING 401(k) PLAN

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5

Supplemental Schedule:

Schedule of Assets (Held at End of Year)	10

Signatures	11

Exhibit:

Exhibit 23 – Consent of Independent Registered Public Accounting Firm	12

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees, Plan Administrator, and Plan Participants of

Home Bank Profit Sharing 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of Home Bank Profit Sharing 401(k) Plan (the Plan) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying Supplemental Schedule of Assets (Held as of End of Year), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness

235 Peachtree Street, NE | Suite 1800 | Atlanta, GA 30303 | Phone 404.588.4200 | 404.588.4222

A member of Allinial Global

To the Trustees, Plan Administrator, and Plan Participants of

Home Bank Profit Sharing 401(k) Plan

and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Porter Keadle Moore, LLC

We have served as the Plan’s auditor since 2014.

Atlanta, Georgia

June 29, 2018

HOME BANK PROFIT SHARING 401(k) PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2017	2016
Assets
Investments, at fair value	$24,449,227	$20,463,437
Investments, at contract value	1,325,271	1,600,907
Notes receivable from participants	377,814	262,332

Net assets available for benefits	$26,152,312	$22,326,676

The accompanying notes are an integral part of these financial statements.

HOME BANK PROFIT SHARING 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2017
Additions:
Contributions:
Employer	$692,331
Participants	1,347,830
Rollover	33,638

Total contributions	2,073,799

Interest income on notes receivable from participants	22,950
Dividends on registered investment company shares	171,817
Net appreciation in fair value of investments	3,034,388

Total investment income	3,229,155

Total additions	5,302,954

Deductions:
Benefits paid to participants	1,423,208
Administrative expenses	54,110

Total deductions	1,477,318

Net increase in net assets available for benefits	3,825,636

Net assets available for benefits:
Beginning of year	22,326,676

End of year	$26,152,312

The accompanying notes are an integral part of these financial statements.

HOME BANK PROFIT SHARING 401(k) PLAN

Notes to Financial Statements

1. Plan Description

General

The following description of the Home Bank Profit Sharing 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan covering all employees who are at least 21 years old and who have three months of service with Home Bank (the “Bank”), the sponsor of the Plan and wholly-owned subsidiary of Home Bancorp, Inc. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

Eligible participants may elect to contribute, on a pre-tax basis, from 1% to 75% of their compensation, as defined in the Plan document, subject to certain limitations. Effective January 1, 2017, the Plan was amended to provide for automatic enrollment contributions for eligible participants of 6% of their compensation, unless the eligible employee affirmatively elects otherwise, and the deferral percentage will be increased annually by 1% limited to 8% unless the eligible participant affirmatively elects otherwise. The Bank may make a discretionary profit sharing contribution as determined each year. For the year ended December 31, 2016, the Bank made matching contributions equal to participant deferrals not to exceed 4% of participant compensation. Effective January 1, 2017, the Plan was amended to make safe harbor matching contributions equal to 100% of employee deferral contributions that are not over 2% of compensation, plus 50% of the employee deferral contributions that are not over 2% of compensation but are not over 6% of compensation. No profit sharing contributions were made for the years ended December 31, 2017 and 2016. Participants age 50 or older may also make catch-up contributions up to limits specified under the Internal Revenue Code (“IRC”), but such contributions are not taken into account for purposes of determining the Bank’s matching contribution.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the employer’s matching, other than safe harbor matching contributions, and discretionary contribution portions of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after six years of credited service. Prior to death or retirement, participants vest in employer contributions and related earnings in accordance with the following schedule:

Years of Service	Vested Percent
1 year	—%
2 years	20
3 years	40
4 years	60
5 years	80
6 years	100

Vesting in the employer’s safe harbor matching contributions is based on years of continuous service. A participant is 100% vested after two years of credited service.

On the occurrence of death, disability, retirement or Plan termination, a participant becomes fully vested in employer contributions and related earnings.

Payment of Benefits

Participants may elect to receive their account value in a lump-sum distribution or, if eligible, in the form of an IRA rollover when they terminate employment or because of death, disability or retirement. Participants may also transfer their account balance to another tax deferred qualified plan. In accordance with the Plan provisions, hardship withdrawals and certain in-service distributions may be made by the Plan.

Participant Accounts

Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions, the Bank’s matching contributions and allocations of the Plan’s investment income or losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeited Accounts

At December 31, 2017 and 2016, the Plan had forfeited nonvested accounts of $22,955 and $23,947, respectively. In 2017 and 2016, administrative expenses of $26,287 and $35,812, respectively, were paid from forfeited nonvested accounts.

Notes Receivable from Participants

Participants may borrow from their accounts amounts ranging from a minimum of $1,000 to a maximum of 50% of the account balance, not to exceed $50,000. Loan maturities generally range from one to five years, but may extend up to ten years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account. The outstanding loan balances carried an interest rate of 7.00% for both 2017 and 2016. Principal and interest are paid ratably through semi-monthly payroll deductions.

Investment Options

Under the provisions of the Plan, participating employees may direct contributions to various investment options, including a common collective trust fund, mutual funds, pooled separate accounts and a common stock fund for Home Bancorp, Inc. The Home Bancorp, Inc. Stock Fund holds common stock of Home Bancorp, Inc. and uninvested cash to meet certain distributions and, on a short-term basis, pending investment in additional Home Bancorp, Inc. common stock. Participants have the ability to change investment elections and transfer funds among the various fund options on a daily basis.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting and all assets of the Plan are participant directed.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Plan investments, excluding the guaranteed investment contract, are stated at fair value. Home Bancorp, Inc. common stock is valued using quoted market prices. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year end. The Plan’s interest in the common/collective trust is valued based on the daily net asset value (“NAV”) of the fund as determined by the issuer of the fund, which is the value at which units in the funds can be withdrawn and approximates fair value as a practical expedient.

As described in Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 946, Financial Services – Investment Companies, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As of December 31, 2017 and 2016, the Plan invests in a fully benefit-responsive investment contract through a group annuity contract. As required by the ASC 946, the statements of net assets available for benefits present the fair value of the investment in the fully-benefit responsive investment contract as well as the adjustment of the investment in the fully-benefit responsive investment contract from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

As of December 31, 2017 and 2016, The Plan invests in a guaranteed investment contract with Principal Life Insurance Company, a guaranteed general-asset backed group annuity contract. The Plan reflected the investment at contract value as of December 31, 2017 and 2016 in the accompanying statement of net assets available for benefits. For the years ended December 31, 2017 and 2016, the average yield of the Principal Fixed Income Guaranteed Option Contract was 1.17% and 1.15%, respectively, based on actual interest earnings credited to participants.

Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Administrative Expenses

Investment management fees and administrative fees related to recordkeeping are charged against the earnings of the investment fund in which the participant funds are invested. Fees for certain transactions, such as withdrawals and loan processing, are charged directly to the account of the participant reporting such a transaction. The Bank paid other administrative expenses of the Plan for 2017 and 2016.

Payment of Benefits

Benefits are recorded when paid.

Subsequent Events

Management has evaluated subsequent events for potential recognition or disclosure in the financial statements through June 29, 2018, the date on which the financial statements were available to be issued.

3. Fair Value Measurements

The FASB “ASC 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. When available, valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the valuation methodologies used at December 31, 2017 and 2016.

Registered investment companies: The fair values of these securities are based on quoted market prices in an active market, which represent the net asset values of shares held by the Plan at year end.

Affiliated stock: The Home Bancorp Inc. Stock Fund is an account comprised of common stock of Home Bancorp, Inc. and short-term cash investments. The fair value of the fund is derived from the fair value of the common stock based on quoted market prices in an active market and the short-term cash investments.

Common/collective trust and pooled separate accounts: Valued at NAV of shares held by the Plan at year-end, provided by the administrator of the fund. The NAV of the investments in the common/collective trust is derived from the fair value of the underlying securities based on quoted market prices in an active market and short-term cash investments. The NAV is used as the practical expedient to estimate fair value.

The Plan’s investments, excluding the guaranteed investment contract, are reported at fair value in the accompanying statement of net assets available for benefits. The methods used to measure fair value may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of the date indicated:

	Value at December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Registered investment companies	$4,911,285	$4,911,285	$—	$—
Affiliated stock	10,219,279	10,219,279	—	—

Total assets in fair value hierarchy	15,130,564	15,130,564	—	—
Investments measured at NAV(1)	9,318,663	—	—	—

Total	$24,449,227	$15,130,564	$—	$—

	Value at December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Registered investment companies	$4,065,455	$4,065,455	$—	$—
Affiliated stock	9,264,927	9,264,927	—	—

Total assets in fair value hierarchy	13,330,382	13,330,382	—	—
Investments measured at NAV(1)	7,133,055	—	—	—

Total	$20,463,437	$13,330,382	$—	$—

(1)	In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

4. Risks and Uncertainties

The Plan provides for various investments in registered investment companies, a common/collective trust, pooled separate accounts, a guaranteed investment contract and common stock of Home Bancorp, Inc. Investment securities, in general, are exposed to various risks, such as overall market volatility, credit and interest rate risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and that such change could materially affect the value of participants’ account balances and the amounts to be reported in the statements of net assets available for benefits for future periods.

5. Related Party and Party-in-Interest Transactions

The Plan invests in Home Bancorp, Inc. common stock, the parent company of the plan sponsor; these transactions qualify as related party transactions, which are exempt from the prohibited transaction rules. Fees incurred by the Plan for investment management services are paid to the trustee, and other fees related to the Plan’s operations are paid by the Plan sponsor.

Certain Plan investments are held in pooled separate accounts, common/collective trust and a guaranteed investment contract managed by Principal Life Insurance Company. Since Principal Life Insurance Company is the Plan custodian, these transactions qualify as party-in-interest transactions.

6. Tax Status

The Internal Revenue Service has determined and informed the Bank by a determination letter dated March 17, 2017, that the Plan, as designed, was in accordance with applicable sections of the IRC. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and, therefore, believe that the Plan is qualified and tax exempt.

7. Plan Termination

While it has not expressed any intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

SUPPLEMENTAL SCHEDULE

HOME BANK PROFIT SHARING 401(k) PLAN

EIN: 72-0214660 PN: 002

Form 5500 Schedule H Line 4(i) – Schedule of Assets (Held at End of Year)

Identity of Issuer		Description of Investment	December 31, 2017
	American Funds Service Co	American Funds Europacific Growth R3 Fund	$1,088,525
	American Century Inv Mgmt	American Century Government Bond R Fund	761,978
	BlackRock	BlackRock Global Allocation Fund A	968,709
	Delaware Investments	Delaware Small Cap Value A Fund	488,959
	Eaton Vance	Eaton Vance Atlanta Cap SMID Cap A Fund	85,874
*	Home Bancorp, Inc.	Home Bancorp, Inc. Stock Fund	10,219,279
	Janus International Holding	Janus Triton S Fund	536,754
	PIMCO Funds	PIMCO Total Return R Fund	894,149
*	Principal Life Insurance Company	Principal Equity Income Separate Account R4	1,305,134
*	Principal Life Insurance Company	Principal Fixed Income Guaranteed Option	1,325,271
*	Principal Life Insurance Company	Principal Large Cap Growth I Separate Account R4	1,663,198
*	Principal Global Investors	Principal Large Cap S&P 500 Index Separate Account R4	893,418
*	Principal Global Investors	Principal Mid Cap S&P 400 Index Separate Account R4	1,131,441
*	Principal Global Investors	Principal Small Cap S&P 600 Index Separate Account R4	159,823
*	Principal Trust Company	Principal Trust Target 2010 Fund R4	457,301
*	Principal Trust Company	Principal Trust Target 2015 Fund R4	266,000
*	Principal Trust Company	Principal Trust Target 2020 Fund R4	665,990
*	Principal Trust Company	Principal Trust Target 2025 Fund R4	549,240
*	Principal Trust Company	Principal Trust Target 2030 Fund R4	889,105
*	Principal Trust Company	Principal Trust Target 2035 Fund R4	299,983
*	Principal Trust Company	Principal Trust Target 2040 Fund R4	435,891
*	Principal Trust Company	Principal Trust Target 2045 Fund R4	296,069
*	Principal Trust Company	Principal Trust Target 2050 Fund R4	166,933
*	Principal Trust Company	Principal Trust Target 2055 Fund R4	103,691
*	Principal Trust Company	Principal Trust Target 2060 Fund R4	25,189
*	Principal Trust Company	Principal Trust Income Fund	10,257
	Victory Capital Management	Victory Sycamore Est Val R Fund	86,337

			25,774,498
	Participant’s loan accounts	7% with various maturities	377,814

	Total investments		$26,152,312

Cost information has not been included above because all included investments are participant directed.

*	Indicates party-in-interest to the Plan.

See Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator for the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

HOME BANK PROFIT SHARING 401(k) PLAN

Date: June 29, 2018	By:	/s/ John W. Bordelon
John W. Bordelon
President and Chief Executive Officer of Home Bank, the Plan Administrator